Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153

Marathon names five new officers in preparation for USX reorganization

HOUSTON, August 2, 2001 - Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO) and a unit of USX Corporation, announced today organizational changes to establish the corporate functions that the new Marathon Oil
Corporation will require as an independent company, following the proposed separation from USX. Five new officer positions have been created as part of this re-organization, as well as revised titles and responsibilities for two existing officers. All positions are based in Marathon's Houston headquarters and will be effective January 1, 2002.

John T. Mills, currently senior vice president, Finance and Administration, has been named chief financial officer. Reporting to him will be three new vice president positions: Albert G. Adkins, currently comptroller for USX, has been named vice president, Accounting and Controller; James F. Meara, currently controller for Marathon, has been named vice president of Taxes, and Paul C. Reinbolt, currently comptroller for U.S. Steel, has been named vice president, Finance and Treasurer.

Jerry Howard, currently vice president--Taxes for USX, has been named senior vice president, Corporate Affairs. This is a new position to which the following organizations will report: Information Technology; Health, Environment & Safety; Public Affairs; State Government Affairs, and the Washington-based Federal Government Affairs.

Kenneth L. Matheny, currently vice president, Investor Relations for USX, has been named vice president, Investor Relations for Marathon.

William F. Schwind, Jr., currently general counsel and secretary, has been named vice president, general counsel and secretary of Marathon.

Mills, Howard, Matheny and Schwind will all report directly to Marathon President Clarence P. Cazalot, Jr., who will assume the additional title of chief executive officer of Marathon.

Biographical details of the above appointees are attached to this news release.

Marathon Oil Company, part of the USX-Marathon Group (NYSE: MRO) and a unit of USX Corporation, is a large fully integrated oil firm engaged in the worldwide exploration and production of crude oil and natural gas. Through Marathon Ashland Petroleum LLC, the Company also refines, markets and transports petroleum products in the United States.
                                    * * * * *
The foregoing contains "forward-looking statements" which are based on (1) a number of assumptions concerning future events made by management and (2) information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside USX Corporation's control, that could cause actual events to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see USX Corporation's filings with the Securities and Exchange Commission. There are also a number of uncertainties, risks, conditions and other factors which could prevent the implementation of the above described plan of reorganization.

In connection with the above described transactions, USX Corporation intends to file a proxy statement and other materials with the Securities and Exchange Commission. Security holders are urged to read these materials when they become final because they will contain important information. Investors and security holders may obtain a free copy of these materials as well as other materials filed with the Securities and Exchange Commission concerning USX Corporation at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents may be obtained for free from USX Corporation by directing a request to USX Corporation at 600 Grant Street, Pittsburgh, PA 15219; Attn: Investor Relations.

USX Corporation and its officers and directors may be deemed to be participants in the solicitation of proxies from USX Corporation's stockholders with respect to these transactions. Information regarding such officers and directors is included in USX Corporation's proxy statement for its 2001 annual meeting of stockholders filed with the Securities and Exchange Commission on March 12, 2001. This document is available free of charge at the SEC's internet site or from USX Corporation as described above.
Biographical details of Marathon Oil Corporation Officers

John T. Mills was born in Canton, Ohio. He has been senior vice president, Finance & Administration, since September 1998. He has a bachelor's degree in economics from Ohio University and a law degree from Ohio State University. Mills joined Marathon in 1976 as a tax specialist. He progressed through a series of positions in the tax department, becoming chief tax counsel in 1984. In 1986 he became director--Taxes, Energy for USX Corporation based in Pittsburgh, and was appointed vice president--Taxes for USX in 1987.

Jerry Howard was born in Social Circle, Georgia. He holds a bachelor's degree in accounting from Morris Brown College in Atlanta, Georgia and an MBA from Northwestern University in Evanston, Illinois. Howard is a certified public accountant and began his career in 1975 as an internal auditor at Marathon Oil Company. He was transferred to the Marathon tax department in 1976, where he moved through a series of supervisory and managerial posts. Howard was named manager--Tax Compliance and Planning in 1986, general tax manager in 1988 and director--Tax and Financial Planning in 1993. He was appointed Marathon's vice president, Human Resources and Environment in 1997 and became vice president-- Taxes for USX in 1998.

Kenneth L. Matheny was born in Akron, Ohio and has a bachelor's degree in accounting from the University of Akron and an MBA from Bowling Green State University, Ohio. He joined Marathon in 1977 as an advanced tax analyst and held a series of increasingly more responsible positions in Marathon's tax organization. In 1988 he was named director of Corporate Finance and became director, Human Resources in 1989. He was appointed vice president, Human Resources and Environment for Marathon in 1994. He was named vice president and comptroller for USX at the corporation's Pittsburgh headquarters in 1997 and was appointed vice president--Investor Relations for USX in 2000.

William F. Schwind, Jr. was born in Chicago, Illinois. He holds a bachelor's degree in English literature and law degree from Loyola University, Chicago. He joined Marathon's law organization at Findlay, Ohio, in 1974 and subsequently held various staff legal and governmental affairs positions until 1983 when he moved to Jakarta, Indonesia, as a commercial contract manager. He returned to the United States in 1984 and subsequently became general attorney for Marathon's refining, marketing, supply and transportation activities. He assumed responsibilities as Delhi Gas Pipeline Corporation's senior vice president, administration, general counsel and secretary, in Dallas in 1991. He was named general counsel and secretary of Marathon Oil Company in 1992.

Albert  G.  Adkins was born in Huntington, West Virginia.  He has  a  bachelor's degree in accounting from Marshall University in Huntington. Adkins is a certified public accountant and a certified management accountant. After spending six years in the public accounting sector, Adkins joined USX in 1979 via the acquisition of Novamont and became manager of accounting. He subsequently held a variety of accounting positions with the former USS Chemicals Division and USX Corporation and was promoted to director-general and consolidation accounting in 1989. Adkins was named director - Consolidated Income Taxes in 1992 and was appointed vice president - Finance and Accounting for the former Delhi Gas Pipeline Corporation in 1996. He was named assistant comptroller for USX at the Pittsburgh headquarters in 1997 and became comptroller for USX in 2000.

James F. Meara was born in Fairlawn, New Jersey. He has a bachelor's degree in accounting from the University of Kentucky and an MBA from Bowling Green State University, Ohio. Meara is also a certified public accountant. He began his career with Marathon as a tax analyst in 1980, based in Findlay, Ohio, and was appointed manager of tax, in the Audit Systems and Planning group in 1988. Meara moved to Houston in 1989 progressing through a series of management positions within Tax and was appointed commercial director for Sakhalin Energy in 1995, based in Moscow. He returned to Houston in 1997 as tax manager and was named controller for Marathon in 2000.

Paul C. Reinbolt was born in Chapel Hill, North Carolina. He has a bachelor's degree in accounting and an MBA from Miami University in Oxford, Ohio. Reinbolt began his career in 1980 as a financial analyst with Marathon Oil Company in Findlay, Ohio, and later was promoted to advanced financial analyst. He transferred to headquarters in Pittsburgh in 1984 as senior financial representative, became short-term investment manager in New York in 1986 and manager - Treasury-New York in 1987. Reinbolt returned to Pittsburgh as director - Corporate Financial Analysis in 1991 and was named assistant treasurer - Corporate Finance in 1994. In 1998, he was appointed manager, Finance and Administration, Production, United Kingdom, for Marathon and relocated to London. Reinbolt was named comptroller for U.S. Steel in Pittsburgh in 2000.